SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2005

                                   Serono S.A.
                  --------------------------------------------
                               (Registrant's Name)

                            15 bis, Chemin des Mines
                                 Case Postale 54
                                CH-1211 Geneva 20
                                   Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                     1-15096
                  --------------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

On August 30, 2005, Serono S.A. filed the following notice for publication by the SWX Swiss Exchange.


OFFICIAL NOTICE CAPITAL DECREASE

                              *Please complete all marked fields

Report no.                    (determined by the SWX)

Issuer*                       SERONO SA

Title category*               bearer shares

Security no.*                 1075192

ISIN*                         CH0010751920

Statement of fact*            The  AGM  resolved  on  April 26, 2005 to decrease
                              the share capital by CHF 24'060'875, equivalent to 962'435 bearer shares with a par value of CHF 25 each, and to cancel the said shares.

                              The share capital is now effectively decreased by CHF 24'060'875, as per excerpt from the trade register dated August 29, 2005 and received on August 30, 2005.

Date*                         30.08.2005

Person*                       Meyer Nicholas

Bank/company*                 SERONO

Phone no.*                    022 739 30 39

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   SERONO S.A.
                                   a Swiss corporation
                                   (Registrant)


August 30, 2005                    By:    /s/ Stuart Grant
                                          ---------------------------
                                   Name:  Stuart Grant
                                   Title: Chief Financial Officer